UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

The Wet Seal, Inc.
(Name of Issuer)

Common Stock, Class A, $0.10 par value per share
(Title of Class of Securities)

961840105
(CUSIP Number)

January 5, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 961840105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cosa – Nova Fashions Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 5,026,054
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 5,026,054
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,026,054
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 961840105

Item 1.

(a)        Name of Issuer

The Wet Seal, Inc.

(b)        Address of Issuer’s Principal Executive Offices

26972 Burbank
Foothill Ranch, California  92610

Item 2.

(a)        Name of Person Filing

Cosa – Nova Fashions Limited

(b)        Address of Principal Business Office, or, if none, Residence

Cosa – Nova Fashions Limited
50 Dufflaw Road
Toronto, Ontario
M6A 2W1

(c)        Citizenship

Ontario, Canada

(d)        Title of Class of Securities

Common Stock, Class A, $0.10 par value per share

(e)        CUSIP Number

961840105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 (a)-(j): not applicable

Item 4.  Ownership.

 (a)  Amount beneficially owned:  5,026,054

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CUSIP No. 961840105

(b)  Percent of class:  5.02%

(c)        Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:                 5,026,054

(ii)          Shared power to vote or to direct the vote:             0

(iii)         Sole power to dispose or to direct the disposition of:   5,026,054

(iv)         Shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 961840105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2011	COSA – NOVA FASHIONS LIMITED

By:	/s/ Miguel S. Goldgrub
Miguel S. Goldgrub, also known as Michael Gold
President and Secretary

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